Exhibit 99.1
Riverbed Technology Reports First Quarter 2012 Results

Riverbed Technology (NASDAQ: RVBD), the performance company, today reported financial results for its first quarter ended March 31, 2012 (Q1'12).
GAAP revenue for Q1'12 was $182 million, compared to $164 million in the first quarter of 2011 (Q1'11), representing 12% year-over-year growth. GAAP net income for Q1'12 was $7 million, or $0.04 per share, compared to GAAP net income of $13 million, or $0.08 per diluted share, in Q1'11.
Non-GAAP revenue for Q1'12 was $183 million, an increase of 12% over the $164 million reported in Q1'11. Non-GAAP net income for Q1'12 was $33 million, or $0.20 per diluted share, compared to non-GAAP net income of $34 million, or $0.20 per diluted share, in Q1'11.
“In a seasonally difficult quarter, we completed a major product cycle and achieved results within our guidance range,” said Jerry M. Kennelly, Riverbed president and CEO. “Looking ahead, we expect our new Steelhead, Granite, and Cascade products, along with Stingray and Whitewater, to form the basis for Riverbed's next leg of growth as we continue to execute on our vision to deliver a complete performance platform. Our competitive position is strong, our addressable market is growing, and we are optimistic about the opportunity before us.”

Business Highlights

•
Launched Steelhead® CX Series - dedicated wide area network (WAN) optimization appliances that overcome bandwidth and geographic limitations to make users more productive, data transfers faster, and applications perform seamlessly regardless of location.

•
Introduced Steelhead EX Series - multi-function, enterprise-class branch office appliances that build on Riverbed's award-winning WAN optimization solution and add a robust platform with more memory, solid state drives, and CPU capacity to support the Virtual Services Platform (VSP) and Granite™.

•	Introduced Riverbed® Granite, extending WAN optimization to support edge-VSI (edge virtual server infrastructure) that allows IT to consolidate and manage all edge servers in the data center.

•
Introduced Steelhead Cloud Accelerator, a jointly developed solution that combines Akamai's innovative Internet optimization technology and market-leading Riverbed WAN optimization technology to deliver end-to-end optimization for SAAS applications.

•	Positioned by Gartner in the Leaders quadrant of the 2012 "Magic Quadrant for WAN Optimization Controllers" authored by Joe Skorupa and Severine Real and published in January 2012.

•
Delivered industry-first capabilities to the Cascade® application-aware network performance management (NPM) solution. Cascade Profiler is the first NPM solution to provide streamlined configuration for service monitoring across application delivery controllers including Riverbed Stingray™ Traffic Manager, F5 Local Traffic Manager, and others. Virtual Cascade Shark is the first product to offer continuous packet capture and performance analysis in virtual environments.

•
Announced Riverbed Performance Summit World Tour, a series of more than 50 conferences around the world to discuss strategies for improving IT performance with the Riverbed Performance Platform, a portfolio of market-leading IT solutions for the globally connected enterprise, and provide technical overviews, best practices in IT and solution demonstrations.

•
Announced a new framework for its worldwide Riverbed Partner Network program designed to accelerate partnership momentum with new tools and resources and to increase channel partners' competencies across the entire Riverbed Performance Platform.

Conference Call
Riverbed will host a conference call today, April 19, 2012, at 1:30 p.m. Pacific Time (4:30 p.m. Eastern Time) to discuss its first quarter 2012 results. The call will be broadcast live over the Internet at http://www.riverbed.com/investors. A replay of the conference call will also be available via webcast at http://www.riverbed.com/investors for 12 months.

Use of Non-GAAP Financial Information
To supplement our financial results presented in accordance with Generally Accepted Accounting Principles (GAAP), this press release and the accompanying tables contain certain non-GAAP financial measures, including non-GAAP revenue, non-GAAP net income and non-GAAP net income per diluted share, which we believe are helpful in understanding our past financial performance and future results. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, "GAAP to Non-GAAP Reconciliations." Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand and manage our business and forecast future periods. Our non-GAAP financial measures include adjustments based on the following items, as well as the related income tax effects, adjustments related to our tax valuation allowance and the interim tax cost of the one-time transfer of intellectual property rights between Riverbed legal entities:
Support deferred revenue: Business combination accounting rules require us to account for the fair value of support contracts assumed in connection with our acquisitions. The book value of the acquisition deferred support revenue was reduced by $4 million in the adjustment to fair value. Because these are typically one-year contracts, our GAAP revenues for an one year period subsequent to the acquisition of a business do not reflect the full amount of service revenues on assumed support contracts that would have otherwise been recorded by the acquired entity. The non-GAAP adjustment is intended to reflect the full amount of such revenues. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business because we have historically experienced high renewal rates on support contracts, although we cannot be certain that customers will renew these contracts.
Stock-based compensation expenses: We have excluded the effect of stock-based compensation and related payroll tax expenses from our non-GAAP operating expenses and net income measures. Although stock-based compensation is a key incentive offered to our employees, we continue to evaluate our business performance excluding stock-based compensation expenses. Stock-based compensation expenses will recur in future periods.
Amortization of intangible assets: We have excluded the effect of amortization of intangible assets from our non-GAAP net income. Amortization of intangible assets is a non-cash expense, and it is not part of our core operations. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.
Acquisition related and other expenses: We incur significant expenses in connection with our acquisitions and also incurred certain other operating expenses, which we would not have otherwise incurred in the periods presented as a part of our continuing operations. Acquisition related and other expenses consist of transaction costs, costs for transitional employees, other acquired employee related retention costs, integration related professional services, adjustments to the fair value of the acquisition related contingent consideration and foreign exchange losses on the acquisition related contingent consideration. We believe it is useful for investors to understand the effects of these items on our total operating expenses.

Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our strategic and competitive position , future growth, and the growth of our addressable markets. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include our ability to react to trends and challenges in our business and the markets in which we operate; our ability to anticipate market needs or develop new or enhanced products to meet those needs; the adoption rate of our products; our ability to establish and maintain successful relationships with our distribution partners; our ability to compete in our industry; fluctuations in demand, sales cycles and prices for our products and services; shortages or price fluctuations in our supply chain; our ability to protect our intellectual property rights; general political, economic and market conditions and events; difficulties encountered in integrating new or acquired businesses and technologies; the inability to identify and realize the anticipated benefits of acquisitions; the expense and impact of legal proceedings; and other risks and uncertainties described more fully in our documents filed with or furnished to the Securities and Exchange Commission. More information about these and other risks that may impact Riverbed's business are set forth in our Form 10-K filed with the SEC for the period ended December 31, 2011. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements. Any future product, feature or related specification that may be referenced in this release are for information purposes only and are not commitments to deliver any technology or enhancement. Riverbed reserves the right to modify future product plans at any time.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
About Riverbed Technology
Riverbed delivers performance for the globally connected enterprise. With Riverbed, enterprises can successfully and intelligently implement strategic initiatives such as virtualization, consolidation, cloud computing, and disaster recovery without fear of compromising performance. By giving enterprises the platform they need to understand, optimize and consolidate their IT, Riverbed helps enterprises to build a fast, fluid and dynamic IT architecture that aligns with the business needs of the organization. Additional information about Riverbed (NASDAQ: RVBD) is available at www.riverbed.com
Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology, Inc. All other trademarks used herein belong to their respective owners.
INVESTOR RELATIONS CONTACT
Renee Lyall
Riverbed Technology
415-247-6353
renee.lyall@riverbed.com

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Riverbed Technology, Inc.
GAAP Condensed Consolidated Statements of Operations
In thousands, except per share amounts
Unaudited

	Three months ended March 31,
	2012	2011
Revenue:
Product	$117,034	$112,152
Support and services	65,379	51,411
Total revenue	182,413	163,563
Cost of revenue:
Cost of product	27,889	23,735
Cost of support and services	18,782	15,220
Total cost of revenue	46,671	38,955
Gross profit	135,742	124,608
Operating expenses:
Sales and marketing	73,815	61,084
Research and development	34,111	28,309
General and administrative	14,634	13,683
Acquisition-related costs	556	—
Total operating expenses	123,116	103,076
Operating profit	12,626	21,532
Other income (expense), net	(1,505)	498
Income before provision for income taxes	11,121	22,030
Provision for income taxes	4,172	8,985
Net income	$6,949	$13,045
Net income per share, basic	$0.04	$0.09
Net income per share, diluted	$0.04	$0.08
Shares used in computing basic net income per share	157,856	152,034
Shares used in computing diluted net income per share	167,510	166,460

Riverbed Technology, Inc.
Condensed Consolidated Balance Sheets
In thousands

	March 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$254,296	$215,476
Short-term investments	230,028	254,753
Trade receivables, net	71,328	78,016
Inventory	18,877	11,437
Deferred tax assets	19,003	16,783
Prepaid expenses and other current assets	39,579	35,078
Total current assets	633,111	611,543
Long-term investments	130,447	123,134
Fixed assets, net	32,129	29,277
Goodwill	117,626	117,474
Intangible assets, net	69,026	68,274
Deferred tax assets, non-current	57,934	56,708
Other assets	24,790	24,789
Total assets	$1,065,063	$1,031,199
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$36,341	$35,341
Accrued compensation and related benefits	33,659	61,256
Other accrued liabilities	39,784	42,959
Deferred revenue	130,197	121,131
Total current liabilities	239,981	260,687
Deferred revenue, non-current	39,452	36,248
Other long-term liabilities	24,188	23,200
Total long-term liabilities	63,640	59,448
Stockholders' equity:
Common stock	673,139	631,921
Retained earnings	90,065	83,116
Accumulated other comprehensive loss	(1,762)	(3,973)
Total stockholders' equity	761,442	711,064
Total liabilities and stockholders' equity	$1,065,063	$1,031,199

Riverbed Technology, Inc.
Condensed Consolidated Statements of Cash Flows
In thousands
Unaudited

	Three months ended March 31,
	2012	2011
Operating activities:
Net income	$6,949	$13,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,678	4,760
Stock-based compensation	22,975	21,941
Deferred taxes	(3,243)	(5,017)
Excess tax benefit from employee stock plans	(10,701)	(21,220)
Changes in operating assets and liabilities:
Trade receivables	6,688	(10,501)
Inventory	(7,330)	(347)
Prepaid expenses and other assets	(3,488)	(18,490)
Accounts payable	1,563	(296)
Accruals and other liabilities	(30,219)	2,637
Acquisition-related contingent consideration	235	—
Income taxes payable	10,742	21,679
Deferred revenue	12,270	16,599
Net cash provided by operating activities	15,119	24,790
Investing activities:
Capital expenditures	(6,649)	(3,338)
Purchase of available for sale securities	(171,496)	(168,242)
Proceeds from maturities of available for sale securities	143,037	112,956
Proceeds from sales of available for sale securities	44,846	23,205
Acquisitions, net of cash acquired	(6,458)	—
Net cash provided by (used in) investing activities	3,280	(35,419)
Financing activities:
Proceeds from issuance of common stock under employee stock plans, net of repurchases	8,910	20,338
Payments for repurchases of common stock	(1,408)	—
Excess tax benefit from employee stock plans	10,701	21,220
Net cash provided by financing activities	18,203	41,558
Effect of exchange rate changes on cash and cash equivalents	2,218	293
Net increase in cash and cash equivalents	38,820	31,222
Cash and cash equivalents at beginning of period	215,476	165,726
Cash and cash equivalents at end of period	$254,296	$196,948

Riverbed Technology, Inc.
Supplemental Financial Information
In thousands
Unaudited

	Three months ended
	March 31, 2012	December 31, 2011	March 31, 2011
Revenue by Geography
United States	$96,177	$108,976	$90,339
Europe, Middle East and Africa	50,538	58,501	39,049
Rest of the world	35,698	35,358	34,175
Total revenue	$182,413	$202,835	$163,563
As a percentage of total revenues:
United States	53%	54%	55%
Europe, Middle East and Africa	28%	29%	24%
Rest of the world	19%	17%	21%
Total revenue	100%	100%	100%
Revenue by Sales Channel
Direct	$10,815	$7,599	$8,798
Indirect	171,598	195,236	154,765
Total revenue	$182,413	$202,835	$163,563
As a percentage of total revenues:
Direct	6%	4%	5%
Indirect	94%	96%	95%
Total revenue	100%	100%	100%

Riverbed Technology, Inc.
GAAP to Non-GAAP Reconciliation
In thousands, except per share amounts
Unaudited

	Three months ended
GAAP to Non-GAAP Reconciliations:	March 31, 2012	December 31, 2011	March 31, 2011
Reconciliation of Total revenue:
U.S. GAAP as reported	$182,413	$202,835	$163,563
Adjustments:
Deferred revenue adjustment (6)	829	1,189	—
As adjusted	$183,242	$204,024	$163,563
Reconciliation of Net income:
U.S. GAAP as reported	$6,949	$20,154	$13,045
Adjustments:
Stock-based compensation (1)	22,975	21,734	21,941
Payroll tax on stock-based compensation (2)	687	3,565	2,159
Amortization on intangibles (3)	5,444	4,858	2,123
Acquisition-related costs (5)	1,949	2,789	—
Inventory fair value adjustment (4)	—	—	114
Deferred revenue adjustment (6)	829	1,189	—
Other income (expense), net (8)	2,138	611	—
Income tax adjustments (7)	(7,520)	(13,787)	(5,496)
As adjusted	$33,451	$41,113	$33,886
Reconciliation of Net income per share, diluted:
U.S. GAAP as reported	$0.04	$0.12	$0.08
Adjustments:
Stock-based compensation (1)	0.14	0.13	0.13
Payroll tax on stock-based compensation (2)	—	0.02	0.01
Amortization on intangibles (3)	0.03	0.03	0.01
Acquisition-related costs (5)	0.01	0.02	—
Deferred revenue adjustment (6)	0.01	0.01	—
Other income (expense), net (8)	0.01	—	—
Income tax adjustments (7)	(0.04)	(0.08)	(0.03)
As adjusted	$0.20	$0.25	$0.20
Non-GAAP Net income per share, basic	$0.21	$0.26	$0.22
Non-GAAP Net income per share, diluted	$0.20	$0.25	$0.20
Shares used in computing basic net income per share	157,856	155,699	152,034
Shares used in computing diluted net income per share	167,510	166,838	166,460
Non-GAAP adjustments:
Support and services revenue	$829	$1,189	$—
Cost of product	3,867	3,781	1,942
Cost of support and services	1,643	1,793	1,712
Sales and marketing	12,007	12,063	10,123
Research and development	8,091	8,688	7,306
General and administrative	4,891	5,534	5,254
Acquisition-related costs	556	1,087	—
Other income (expense), net	2,138	611	—
Provision for income taxes	(7,520)	(13,787)	(5,496)
Total Non-GAAP adjustments	$26,502	$20,959	$20,841

_____________
(1) Stock-based compensation expense is calculated in accordance with the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718, Compensation - Stock Compensation effective January 1, 2006.
(2) Payroll tax on stock-based compensation represents the incremental cost for employer payroll taxes on stock option exercises and restricted stock units vested and released.
(3) The intangible assets recorded at fair value as a result of our acquisition are amortized over the estimated useful life of the respective asset.
(4) The inventory fair value adjustment recorded pursuant to our acquisition is excluded from our non-GAAP operating expenses as this cost would not have otherwise occurred in the period presented.
(5) We incurred expenses in connection with our acquisitions, which would not have otherwise occurred in the period presented as part of our operating expenses; therefore, these costs are excluded from our non-GAAP operating expenses.
(6) Business combination accounting rules require us to account for the fair value of deferred revenue assumed in connection with an acquisition. The non-GAAP adjustment is intended to reflect the full amount of support and service revenue that would have otherwise been recorded by the acquired entity.
(7) The non-GAAP tax rate excludes the income tax effects of non-GAAP adjustments. Additionally, the non-GAAP tax rate includes adjustments to our tax valuation allowance on deferred tax assets and excludes the interim tax cost of the one-time transfer of intellectual property rights between our legal entities.
(8) We incurred expenses, including revaluation of the contingent consideration, in connection with our acquisitions, which would not have otherwise occurred in the period presented as part of our other income (expense); therefore, these costs are excluded from our non-GAAP operating expenses.